UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 6, 2022

STRYKER CORPORATION

(Exact name of registrant as specified in its charter)

Michigan	001-13149	38-1239739
(State of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2825 Airview Boulevard Kalamazoo, Michigan	49002
(Address of principal executive offices)	(Zip Code)

(269) 385-2600

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $.10 Par Value	SYK	New York Stock Exchange
1.125% Notes due 2023	SYK23	New York Stock Exchange
0.250% Notes due 2024	SYK24A	New York Stock Exchange
2.125% Notes due 2027	SYK27	New York Stock Exchange
0.750% Notes due 2029	SYK29	New York Stock Exchange
2.625% Notes due 2030	SYK30	New York Stock Exchange
1.000% Notes due 2031	SYK31	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

ITEM 1.01	ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On January 6, 2022, Stryker Corporation, a Michigan corporation (“Stryker”), Voice Merger Sub Corp., a Delaware corporation and a direct or indirect wholly owned subsidiary of Stryker (“Merger Sub”), and Vocera Communications, Inc., a Delaware corporation (“Vocera”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).

The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, Merger Sub will commence a cash tender offer (the “Offer”) to purchase all of the outstanding shares of Vocera’s common stock, par value $0.0003 per share (the “Shares”), at a price per share equal to $79.25 (the “Offer Price”), net to the seller in cash, without interest, and subject to withholding taxes required by applicable law.

The Offer will remain open for 20 business days from (and including) the date of commencement of the Offer, unless extended or terminated in accordance with the terms of the Merger Agreement or as required by applicable law. If at the scheduled expiration time of the Offer any of the conditions to the Offer have not been satisfied or waived, subject to certain limitations, Merger Sub will, and Stryker will cause Merger Sub to, extend the Offer to permit the satisfaction of all Offer conditions, subject to the terms of the Merger Agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

Consummation of the Offer is subject to various conditions set forth in the Merger Agreement, including (i) that the number of Shares validly tendered and not properly withdrawn is at least a majority of all Shares then outstanding; (ii) the termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) the absence of any judgment, order or injunction or other legal restraint or prohibition imposed by any governmental authority of competent jurisdiction preventing the consummation of the Offer or the Merger (as defined below); (iv) the accuracy of Vocera’s representations and warranties contained in the Merger Agreement (except, in most cases, for inaccuracies that have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined in the Merger Agreement)); (v) Vocera’s performance in all material respects of its obligations under the Merger Agreement; (vi) the absence of a Company Material Adverse Effect and (vii) the other conditions set forth in Exhibit A to the Merger Agreement.

As soon as practicable following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Vocera pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Vocera being the surviving corporation (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share (other than (i) Shares held by Vocera immediately prior to the Effective Time, (ii) Shares owned by Stryker, Merger Sub or any subsidiary of Stryker at the commencement of the Offer and owned by Stryker, Merger Sub or any subsidiary of Stryker immediately prior to the Effective Time, (iii) Shares irrevocably accepted for purchase in the Offer and (iv) Shares as to which appraisal rights have been perfected in accordance with the DGCL) will be canceled and converted into the right to receive the Offer Price in cash and without interest, less any applicable tax withholding.

The Merger Agreement includes customary representations, warranties, covenants and agreements of Vocera, Stryker and Merger Sub, including, in the case of Vocera, an agreement not to initiate, solicit or knowingly encourage any inquiries or submission of any alternative acquisition proposal, or to furnish information to, or participate in any discussions or negotiations with, any third party with respect to any such proposal, subject to customary exceptions for Vocera to respond to unsolicited proposals to the extent its board of directors determinates in good faith that an unsolicited proposal constitutes, or would reasonably be expected to result in, a Superior Company Proposal (as defined in the Merger Agreement) and Vocera satisfies other requirements contained in the Merger Agreement. The parties have agreed to use their reasonable best efforts to take actions that may be required in order to obtain regulatory approval of the proposed transaction, subject to certain limitations.

The Merger Agreement also includes customary termination provisions for both Vocera and Stryker, subject, in certain circumstances, to the payment by Vocera to Stryker of a termination fee of $108,700,000.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Stryker. The representations, warranties, covenants and agreements contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be reflected in Stryker’s public disclosures. Investors should read the Merger Agreement together with the other information concerning Stryker and Vocera that each company publicly files in reports and statements with the SEC.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer for the outstanding shares of common stock of Vocera Communications, Inc. (“Vocera”) referenced in this document has not yet commenced. This document is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of Vocera or any other securities. At the time the tender offer is commenced, Stryker Corporation (“Stryker”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO, and Vocera will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. VOCERA STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WHEN SUCH DOCUMENTS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Vocera stockholders and other investors can obtain the Tender Offer Statement, the Solicitation/Recommendation Statement and other filed documents for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Stryker will be available free of charge on Stryker’s website, www.stryker.com, or by contacting Stryker’s investor relations department at preston.wells@stryker.com. Copies of the documents filed with the SEC by Vocera will be available free of charge on Vocera’s website, investors.vocera.com, or by contacting Vocera’s investor relations department at sdooley@vocera.com. In addition, Vocera stockholders may obtain free copies of the tender offer materials by contacting the information agent for the tender offer that will be named in the Tender Offer Statement.

ITEM 9.01	FINANCIAL STATEMENTS AND EXHIBITS

(d)	Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of January 6, 2022, by and among Stryker Corporation, Voice Merger Sub Corp., and Vocera Communications, Inc.*

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document)

*

Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Stryker Corporation hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRYKER CORPORATION
(Registrant)

Date: January 11, 2022	/s/ GLENN S. BOEHNLEIN
Glenn S. Boehnlein
Vice President, Chief Financial Officer